Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192475

PROSPECTUS SUPPLEMENT NO. 13

SCHOOL SPECIALTY, INC.

162,345 shares of Common Stock

This prospectus supplement relates to the prospectus dated June 27, 2017, which covers the sale of an aggregate of up to 162,345 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling stockholder identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Shareholder”).  The shares of common stock covered by the prospectus were issued in connection with the voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) filed by us and certain of our subsidiaries (collectively, the “Debtors”) on January 28, 2013, pursuant to the May 23, 2013 Bankruptcy Court order confirming the Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as corrected by the Bankruptcy Court on June 3, 2013.

We will not receive any proceeds from the sale by the Selling Shareholder of the shares covered by the prospectus.

This prospectus supplement is being filed to include the information set forth in Amendment No. 2 to our registration statement on Form 8-A filed on August 16, 2017, which is set forth below.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

The last reported price of our common stock on the OTCQB marketplace on August 14, 2017 was $117.00 per share.  Although our stock is quoted in the OTCQB, it is thinly traded, and as a result our investors do not have a meaningful degree of liquidity. Our executive offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712.

Investing in our securities involves risks.  You should carefully consider the Risk Factors beginning on page 1 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2017.

As filed with the Securities and Exchange Commission on August 16, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________

SCHOOL SPECIALTY, INC.

(Exact name of registrant as specified in its charter)

_________________________________

Delaware (State of incorporation or organization)	39-0971239 (I.R.S. Employer Identification No.)

W6316 Design Drive Greenville, Wisconsin (Address of principal executive offices)	54942 (Zip Code)

_________________________________

Securities to be registered pursuant to Section 12(b) of the Act: None.

_________________________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not Applicable

_________________________________

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class

Name of each exchange in which

to be so registered

      each class is to be registered

Common Stock, $0.001 par value

None.

Item 1. Description of Registrant’s Securities to be Registered.

This Amendment No. 2 to Form 8-A is being filed for the purpose of updating the description of capital stock of School Specialty, Inc. (the “Corporation”, “we,” “our,” and “us”) set forth in the Registration Statement on Form 8-A filed by the Corporation with the Securities and Exchange Commission on June 4, 1998, as amended by Amendment No. 1 thereto filed by the Corporation with the Securities and Exchange Commission on June 11, 2013.

The following describes certain matters relating to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”), but does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, as set forth in the Exhibits to this Amended Registration Statement, which are incorporated by reference in this Item 1. Additionally, the General Corporation Law of Delaware, as amended, may also affect the capital stock of the Corporation.

I.

DESCRIPTION OF CAPITAL STOCK

1.

Shares. The authorized capital stock of the Corporation consists of (i) 50,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and (ii) 500,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  As of August 15, 2017, 7,000,028 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

2.

Voting Rights.  Subject to applicable law and except as otherwise expressly provided elsewhere in the Certificate of Incorporation or the Bylaws, and subject to the rights of holders of any outstanding series of Preferred Stock, each holder of record of one or more issued and outstanding shares of Common Stock is entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation, and the approval of all matters brought before the stockholders of the Corporation requires, in addition to any other vote required by law, the affirmative vote of the holders of a majority of the then-issued and outstanding shares of Common Stock.

Our Common Stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law, with each share of Common Stock entitling its holder to one vote. Holders of our Common Stock do not have cumulative voting rights. Subject to the voting rights, if any, of holders of any outstanding series of Preferred Stock, the holders of the issued and outstanding shares of Common Stock have the right and power to elect all the directors of the Corporation by vote of holders of a majority of the votes of the issued and outstanding shares of Common Stock present in person or represented by proxy at any meeting at a which a quorum is present called for the purpose of electing directors.

The Corporation may not issue non-voting equity securities of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of Chapter 11 of the United States Bankruptcy Code.

3.

Dividends. The Board of Directors may cause dividends to be declared and paid on outstanding shares of Common Stock out of funds legally available for the payment of dividends.

4.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by each such holder, in the remaining assets of the Corporation available for distribution to its stockholders after the payment, or provision for payment, of all debts and other liabilities of the Corporation and the payment of any outstanding Preferred Stock that has preferential rights on distributions upon a liquidation, dissolution or winding up of the Corporation.

5.

Fully Paid Shares. All shares of our Common Stock are fully paid and non-assessable.

6.

Relative Rights.  The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Corporation may designate and issue in the future.

7.

Preferred Stock.  Our Board of Directors is authorized, without stockholder approval, subject to applicable law and certain provisions of our Certificate of Incorporation, to issue Preferred Stock in one or more series and fix the number of shares constituting any such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock, including dividend rights, dividend rate, voting rights, terms of redemption, redemption prices, conversion rights and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. In addition, any Preferred Stock so issued may rank senior to our Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

8.

Terms of conversion. Not Applicable.

9.

Sinking fund provisions. Not Applicable.

10.

Redemption provisions. Not Applicable.

11.

Classification of the Board of Directors. Not Applicable.

12.

Preemption rights. Not Applicable.

II.

ANTI-TAKEOVER EFFECTS OF THE DELAWARE GENERAL CORPORATION LAW (“DGCL”) AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

1.

Undesignated Preferred Stock.

The ability to authorize undesignated Preferred Stock will make it possible for our Board of Directors to issue Preferred Stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Corporation.

2.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders, except as provided for under Delaware law, shall be called: (i) by the Chief Executive Officer when requested to do so by resolution of the Board (adopted by majority vote of the directors then in office), (ii) by the President upon the request of any three directors or (iii) by the Chief Executive Officer or the President upon the written request (which shall state the purpose or purposes therefor) of the holders of shares of our Common Stock representing not less than one-third of the total voting power of all shares of our Common Stock entitled to vote on any issue proposed to be considered at the meeting. Our Certificate of Incorporation and Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Corporation.

Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors, and other stockholder proposed business. In order for a nomination or other stockholder proposed business to be properly brought before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our Certificate of Incorporation provides that any director elected by the holders of the Common Stock may be removed at any time, with or without cause, upon the affirmative vote of holders of at least a majority of the issued and outstanding shares of our Common Stock.  These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Corporation.

3.

Business Combinations under Delaware Law.

Our Certificate of Incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the Board of Directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a Corporation’s Board of Directors. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Item 2. Exhibits.

3.1(a)

Amended and Restated Certificate of Incorporation of School Specialty, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form 8-A of School Specialty, Inc. filed on June 11, 2013

3.1(b)

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of School Specialty, Inc. dated June 8, 2017, incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of School Specialty, Inc. filed on August 10, 2017

3.1(c)

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of School Specialty, Inc. dated August 15, 2017

3.2

Amended and Restated Bylaws of School Specialty, Inc., incorporated by reference to Exhibit 3.1(a) of the Current Report on Form 8-K of School Specialty, Inc. filed on July 15, 2014

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SCHOOL SPECIALTY, INC.

By:

/s/ Kevin Baehler
Kevin Baehler

Executive Vice President and

Chief Financial Officer

Dated:  August 16, 2017

Exhibit Index

Exhibit No.

Description

3.1(a)

Amended and Restated Certificate of Incorporation of School Specialty, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form 8-A of School Specialty, Inc. filed on June 11, 2013

3.1(b)

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of School Specialty, Inc. dated June 8, 2017 incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of School Specialty, Inc. filed on August 10, 2017

3.1(c)

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of School Specialty, Inc. dated August 15, 2017

3.2

Amended and Restated Bylaws of School Specialty, Inc., incorporated by reference to Exhibit 3.1(a) of the Current Report on Form 8-K of School Specialty, Inc. filed on July 15, 2014